Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS.

Jun 30, 2012
(in € m.)
Debt (1), (2):
Long-term debt	159,755
Trust preferred securities	12,340
Long-term debt at fair value through profit or loss	15,340

Total debt	187,435

Shareholders’ equity:
Common shares (no par value)	2,380
Additional paid-in capital	23,593
Retained earnings	31,469
Common shares in treasury, at cost	(417)
Equity classified as obligation to purchase common shares	—
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	(247)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(205)
Unrealized net gains (losses) on assets classified as held for sale, net of tax	—
Foreign currency translation, net of tax	(850)
Unrealized net gains from equity method investments	22

Total shareholders’ equity	55,745

Noncontrolling interest	613

Total equity	56,358

Total capitalization	243,793

[1]	€ 1,646 million (1%) of our debt was guaranteed as of June 30, 2012. This consists of debt of a subsidiary of Deutsche Postbank AG which is guaranteed by the German government.
[2]	€ 13,143 million (7%) of our debt was secured as of June 30, 2012.